UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to __________

Commission File Number 8-04077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oppenheimer & Co. Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oppenheimer Holdings Inc.
85 Broad Street
New York, NY 10004

Oppenheimer & Co. Inc. 401(k) Plan

Contents

Report of Independent Registered Public Accounting Firms	1 - 3

Statements of Net Assets Available for Plan Benefits	4

Statements of Changes in Net Assets Available for Plan Benefits	5

Notes to Financial Statements	6 - 12

Schedule of Assets Held at End of Year	Schedule 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Oppenheimer & Co. Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Oppenheimer & Co. Inc. 401(k) Plan (the Plan) as of December 31, 2024, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2024.

/s/ SB & Company, LLC
Owings Mills, Maryland
June 4, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants
Oppenheimer & Co. Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) as of December 31, 2023 and the related statement of changes in net assets available for benefits for the year then ended. In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2023 and the changes in its net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Plante & Moran, PLLC

We served as the Plan’s auditor from 2007 through 2024.

Clinton Township, Michigan
June 10, 2024

Oppenheimer & Co. Inc. 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31	December 31
	2024	2023

Assets
Participant - directed investments at fair value:
Money market funds	$54,757,486	$55,799,779
Mutual funds	596,635,843	510,031,777
Oppenheimer Holdings Inc. - Common stock	36,321,533	25,335,358
Cash surrender value of life insurance policies	13,768	162,390

Total investments at fair value	687,728,630	591,329,304

Contributions receivable - Employer	4,600,728	4,059,706
Cash	—	45,896
Notes receivable from participants	7,763,223	7,581,136

Net Assets Available for Plan Benefits	$700,092,581	$603,016,042
See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31	Year Ended December 31
	2024	2023
Additions
Contributions:
Employees	$34,630,695	$32,119,913
Employer	4,939,711	4,257,714
Rollover	1,456,863	2,088,504

Total contributions	41,027,269	38,466,131

Investment income:
Dividends	46,879,154	23,122,586
Net realized and unrealized gains	53,655,831	60,496,497

Total investment income	100,534,985	83,619,083

Interest from notes receivable from participants	583,390	446,015

Other	244,074	—

Total additions	142,389,718	122,531,229

Deductions
Benefits paid to participants and beneficiaries	53,636,701	36,187,170
Administrative expenses	117,791	96,421
Life insurance premiums	1,014	3,527

Total deductions	53,755,506	36,287,118

Net Increase in Net Assets Available for Plan Benefits	88,634,212	86,244,111

Assets acquired due to plan merger (Note 1)	8,442,327	—

Net Assets Available for Plan Benefits
Beginning of year	603,016,042	516,771,931

End of year	$700,092,581	$603,016,042

See Notes to Financial Statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 1 - Description of the Plan
The following description of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. and Oppenheimer Trust Company of Delaware (collectively, the "Company"). The Company is a subsidiary of Oppenheimer Holdings Inc. (the "Parent"). Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire. Participants who are at least 18 years of age, who have completed one year of service, and who are employed on the last day of the Plan year shall be eligible to receive a discretionary contribution from the Company. Effective August 2, 2024, the BondWave LLC 401(k) Plan merged into the Company's Plan.
Contributions - Employees may make salary deferral contributions up to 50 percent of compensation subject to tax deferral limitations established by the Internal Revenue Code. Participants who have reached the age of 50 by the end of the Plan year may also make catch-up contributions to the maximum allowed by the Plan and Internal Revenue Service (IRS) guidelines. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan (excluding any after-tax contributions) or Individual Retirement Accounts (IRA’s).
The Company may contribute to the Plan a discretionary amount (the “Employer Discretionary Contribution”). The Employer Discretionary Contribution is determined by Oppenheimer Holdings Inc.’s Board of Directors and is subject to guidelines set forth in the Plan agreement and IRS guidelines.
During the Plan year ended December 31, 2024, as permitted under the plan agreement, the Plan adopted a new formula used in computing the discretionary contributions from the Company.
Employer Discretionary Contributions, including amounts allocated for rebates received, for the years ended December 31, 2024 and 2023 were determined as follows:
•3.00% (2023: 3.00%) of the first $30,000 of a participant’s eligible compensation
•2.75% (2023: 2.75%) of the next $10,000 of a participant’s eligible compensation
•1.50% (2023: 1.50%) of the next $25,000 of a participant’s eligible compensation
•0.72% (2023: 0.6835%) of the next $35,000 of a participant’s eligible compensation
•0.365% (2023: 0.315%) of the next $75,000 of a participant’s eligible compensation

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 1 - Description of the Plan (Continued)
The Plan receives rebates of certain mutual fund stockholder service fees. These rebates are placed in a non-settlor account. All amounts in the Plan's non-settlor account will be allocated to participants based on the formula outlined above.
To the extent that the total amount in the Plan's non-settlor account is less than the amount to be allocated, the Company will make up the shortfall. For the years ended December 31, 2024 and 2023, the total Employer Discretionary Contribution was $4,939,711 and $4,257,714, respectively.
Vesting - All participants are immediately and fully vested in all employee elective deferrals and rollovers and the income derived from the investment of such contributions.
Participants vest in employer discretionary contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years of Service	Vested Percentage

Less than 2 years	0%

2 years but less than 3	20%

3 years but less than 4	40%

4 years but less than 5	60%

5 years but less than 6	80%

6 years or more	100%
All years of service with the Company or an affiliate are counted to determine a participant’s non-forfeitable percentage.
As of December 31, 2024 and 2023, forfeited non-vested accounts totaled $316,010 and $336,993, respectively. These accounts were used to reduce employer contributions for the 2024 and 2023 Plan years. Employer contributions were reduced by $158,366 and $189,763 from forfeited non-vested accounts during the years ended December 31, 2024 and 2023, respectively.
Notwithstanding the vesting schedule specified above, a participant shall be 100 percent vested in his or her Employer Discretionary Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 1 - Description of the Plan (Continued)
Participant Accounts - Each participant's account is credited with the participant’s contribution and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.
Participants may invest in Company Stock under the Plan to a maximum of twenty-five percent (25%) of their total account balance.
Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by Internal Revenue Service (IRS) rules or by participant election.
Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan document and the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination of the Plan, participants become 100 percent vested in their accounts.
Notes Receivable From Participants - Active participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account. Interest is stated at a reasonable rate determined on the note date. The notes receivable and interest repayments are reinvested in accordance with the participant’s current investment selection. Principal and interest is paid ratably through monthly payroll deductions.
Party-in-Interest Transactions - Certain plan assets are in investments of the Parent of the Company, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 2 - Summary of Significant Accounting Policies (Continued)
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition - The Plan's investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional information on the fair value measurement methodologies used to value the Plan's assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Notes Receivable From Participants - Notes receivable from participants are recorded at their unpaid principal balances plus any accrued interest. Notes receivable from participants are written off when deemed uncollectible and recognized as a participant distribution. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023.
Contributions - Contributions from Plan participants and the discretionary contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.
Payments of Benefits - Benefits are recorded when paid.
Expenses - Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 2 - Summary of Significant Accounting Policies (Continued)
Risk and Uncertainties - The Plan invests in various securities including mutual funds, money market funds and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.
Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.
Subsequent Events - The Plan has evaluated subsequent events through June 4, 2025, the date these financial statements were available to be issued.
Note 3 - Tax Status
The Company has adopted a pre-approved plan document that has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, stating that the form of the pre-approved plan document was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although, the Plan has been amended since adopting the pre-approved Plan document, the Plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and, therefore, believes that the plan is qualified, and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax. The Plan administration believes the Plan is no longer subject to tax examinations for years prior to 2021.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 4 - Fair Value
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2024 and 2023.
Level 1 - The Plan's Level 1 investments included Oppenheimer Holding Inc. Common stock, money market funds and mutual funds. Common stock is valued at the closing price reported in the active markets in which the individual securities are traded. Share prices of each mutual and money market fund, referred to as the fund's Net Asset Value ("NAV"), are based on the closing market prices and accruals of securities in the respective fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding.
Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. The Plan's Level 2 investments include the cash surrender value of life insurance policies.
Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. The Plan had no Level 3 investments at December 31, 2024 or 2023.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
There have been no changes in the valuation methodologies used at December 31, 2024 and 2023.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements
December 31, 2024 and 2023

Note 4 - Fair Value (Continued)

Assets at Fair Value as of December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2024

Mutual funds	$596,635,843	$—	$596,635,843
Common stock - Oppenheimer Holdings Inc.	36,321,533	—	36,321,533
Money market funds	54,757,486	—	54,757,486
Cash surrender value life insurance policies	—	13,768	13,768

Total investments at fair value	$687,714,862	$13,768	$687,728,630

Assets at Fair Value as of December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2023

Mutual funds	$510,031,777	$—	$510,031,777
Common stock - Oppenheimer Holdings Inc.	25,335,358	—	25,335,358
Money market funds	55,799,779	—	55,799,779
Cash surrender value life insurance policies	—	162,390	162,390

Total investments at fair value	$591,166,914	$162,390	$591,329,304
The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period. There were no transfers between levels of the fair value hierarchy during 2024 and 2023.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 13-5657518, Plan Number 001
December 31, 2024

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

Oppenheimer Holdings Inc. **	Oppenheimer Holdings Inc. - Common stock	*	$36,321,533
Federated Hermes	Governmental Obligations Fund - Money market fund	*	54,745,684
DWS	Government Money Market Series - Money market fund	*	11,802
Artisan Partners	Artisan Mid Cap Fund - Mutual fund	*	33,421,016
American Funds	Growth Fund of America - Mutual fund	*	85,937,250
Columbia	Columbia Dividend Income Fund - Mutual fund	*	23,465,958
Cohen & Steers	Cohen & Steers Real Estate Securities Fund - Mutual fund	*	15,675,471
DFA	DFA Inflation - Protected Securities I - Mutual fund	*	4,988,800
American Funds	EuroPacific Growth Fund - Mutual fund	*	34,263,061
First Eagle	First Eagle Global Fund - Mutual fund	*	44,946,506
Invesco	Invesco Small Cap Growth Fund - Mutual fund	*	26,746,742
Fidelity	Fidelity 500 Index Fund - Mutual fund	*	87,102,551
JPMorgan	JPMorgan Core Bond Fund - Mutual fund	*	13,239,806
American Funds	American Balanced Fund - Mutual fund	*	45,787,887
MFS Investment Management	MFS Mid Cap Value Federated R4 - Mutual fund	*	10,121,651
Vanguard	Vanguard Intermediate - Term Treasury Fund - Mutual fund	*	12,403,951
Franklin	Franklin Small Cap Value Fund - Mutual fund	*	27,269,640
PIMCO	PIMCO Income Fund - Mutual fund	*	17,717,441
American Funds	Washington Mutual Investors Fund Class R-5 - Mutual fund	*	57,416,660
Fidelity	Fidelity Advisor Equity Growth Fund - Mutual fund	*	34,274,602
American Funds	New World Fund Class R-5E - Mutual fund	*	11,318,161
Invesco	International Small-Mid Company Fund - Mutual fund	*	10,538,689
Insurance contracts	Policy Number 4000347	*	13,768

Participants**	Notes receivable from participants, with interest rates ranging from 8.50 percent to 9.50 percent		7,763,223
	Total		$695,491,853

*Cost omitted as investments are participant directed
**Party-in-interest, as defined by ERISA

Schedule 1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-129390 and 333-111225) on Form S-8 of our report dated June 4, 2025 appearing in this Annual Report on Form 11-K of the Oppenheimer & Co. Inc. 401(k) Plan as of December 31, 2024 and for the year then ended.

/s/ SB & Company, LLC
Owings Mills, Maryland
June 4, 2025

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Nos. 333-129390 and 333-111225) on Form S-8 of our report dated June 10, 2024 relating to our audit of the financial statements as of and for the year ended December 31, 2023, which appears in the annual report on Form 11-K of Oppenheimer & Co. Inc. 401(k) Plan as of December 31, 2024 and for the year then ended.

/s/ Plante & Moran, PLLC
Clinton Township, Michigan
June 4, 2025